Exhibit 99.1

Ecopetrol Group Announces its Results for the Second Quarter and First Half of 2016

•	In the second quarter of 2016 the Corporate Group reported net income of COP $787 billion, 117% higher than in the first quarter of 2016. For the first half of the year our net income totaled COPS$1,150 billion.

•	With the receipt of Rubiales and Cusiana fields, Ecopetrol achieves a new landmark as a world-class operator with more than 500 thousand barrels per day.

•	We accomplished our target: the startup of the 34 units of Cartagena Refinery. Now moving forward to the stabilization phase.

Bogota, August 16, 2016. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announced today the Ecopetrol Group’s financial results for the second quarter and first half of 2016, prepared and filed in Colombian pesos (COP$) in accordance with International Financial Reporting Standards (IFRS) applicable in Colombia.

Some explanatory figures in this report are expressed in U.S. dollars (US$) and thus indicated where applicable. Figures expressed in billions of COP$ amount to COP$1 thousand million.

Table 1: Summary of the Ecopetrol Group’s Consolidated Financial Results

A	B	C	D	E	F	G	H	I	J
(COP$ Billion)	2Q 2016*	2Q 2015*	∆ ($)	∆ (%)	1Q 2016*	1H 2016*	1H 2015*	∆ ($)	∆ (%)
Total Sales	11,751	14,009	(2,258)	(16.1)%	10,485	22,236	26,310	(4,074)	(15.5)%
Operating Profit	2,481	3,549	(1,068)	(30.1)%	1,599	4,080	5,907	(1,827)	(30.9)%
Net Income Consolidated	989	1,696	(707)	(41.7)%	611	1,600	2,052	(452)	(22.0)%
Non-Controlling Interests	(202)	(189)	(13)	6.9%	(248)	(450)	(385)	(65)	16.9%
Net Income Attributable to Owners of Ecopetrol	787	1,507	(720)	(47.8)%	363	1,150	1,667	(517)	(31.0)%
EBITDA**	4,522	5,522	(1,000)	(18.1)%	4,137	8,659	10,304	(1,645)	(16.0)%
EBITDA Margin	38.5%	39.4%			39.5%	38.9%	39.2%

* These figures are included for illustration purposes only. Unaudited.

** For comparative purposes with the information of 2016, the EBITDA presented for the second quarter and first half of 2015 were calculated pursuant to the methodology adopted by the Company in September 2015.

In the view of Ecopetrol S.A.’s CEO, Juan Carlos Echeverry G.:

"April marked my first year leading Ecopetrol. A year characterized by a sharp drop in oil prices, challenging the oil and gas industry. We also witnessed a strong El Niño weather phenomenon, the closure of the border with Venezuela and attacks on transport infrastructure.

The renewal of the management team, the adjustment and austerity measures, as well as the focus on profitable production and the preservation of both cash flow and leverage metrics have enabled Ecopetrol to navigate the price scenario and present positive operating and financial results in the second quarter of 2016.

Net income attributable to Ecopetrol shareholders reached COP$787 billion, 117% higher as compared to the first quarter of 2016, thanks to a 34% recovery in Brent crude price, a decrease in our operational costs and structural savings efforts. Our EBITDA margin remained solid at around 39%.

In the second quarter of 2016 the Company reported savings of COP$392 billion pesos, for a cumulative COP$813 billion pesos for the first semester. The savings target for 2016 is COP$1.6 trillion pesos.

We raised COP$725 billion from the divestment of part of our stake in Interconexión Eléctrica S.A. E.S.P. (ISA) and Empresa de Energía de Bogotá S.A. E.S.P. (EEB). Further, we launched “Ronda Campos 2016”, an initiative to offer our interest in 20 minor oil fields located in Catatumbo, Middle and Upper Magdalena Valley, Llanos and Putumayo regions.

Ecopetrol received Rubiales and Cusiana fields and now operates more than 500 thousand barrels per day. The Rubiales field gave us 53 thousand barrels per day of additional production, partially offsetting the impact of lower investments in other assets and the temporary suspension of some fields.

The Company successfully completed the startup process of the 34 units that comprise the Cartagena Refinery.

In the last sixteen months we have comprehensively renewed our management team, attracting people with broad experience and an important record in major international oil and gas companies.

It is the case of the Chief Operating Officer, Chief Financial Officer, Chief Transformation Officer; as well as the Vice-presidents of Refining, Social and Environmental Sustainability, Legal Affairs, and most regional Vice Presidents; additionally, new people will soon arrive to lead in Procurement and in Transportation. Finally, two vice-presidencies were created: Engineering and Projects, and Compliance.

The transformation plan has 500 ongoing tasks. These initiatives have already begun to materialize in Ecopetrol’s results. For example, the dilution cost reduction initiative, which is part of the efficiency front, has reduced Ecopetrol’s diluent purchases by almost 14 thousand barrels per day. The cumulative savings in 2015 and the first half of 2016 amounted to COP$726 billion pesos. This initiative is crucial for viable production projects in heavy crudes that represent 57% of the Corporate Group’s oil production.

The Company’s priority has been the protection of the cash flow. In the second quarter of 2016 the cash balance was strengthened with resources from divestments and the international loan with the Export Development Canada (EDC) for US$300 million as well as the reopening of the international bond due to 2023 for US$500 million, a clear sign of the capital markets' confidence. With these resources Ecopetrol has fulfilled close to 85% of its financing needs for 2016. Moreover, Standard and Poor's and Fitch Ratings reaffirmed the BBB investment grade rating for Ecopetrol.

The Company’s 2017-2020 business plan is being reviewed in line with our forecasted price scenarios and our efficiency gains achieved, these gains could be even greater in the future. We hope to present our updated medium-term goals no later than October of this year.

Ecopetrol continues its transformation in order to position itself as a competitive player, strengthening its exploration and production portfolio to capture opportunities arising from a fundamental recovery in oil prices, and increasing structurally efficiency in Refining and Transport to ensure financial sustainability and creation of value for its shareholders."

Ecopetrol Group Announces its Results for the Second Quarter and First Half of 2016

I.	Consolidated Financial Results	5
a.	Sales Volume	5
b.	Prices for Crude Oil, Products and Gas	6
c.	Financial Results	7
d.	Balance Sheet	11
e.	Credit Rating	12
f.	Financing	13
g.	Results by Business Segment	13
h.	Hedging of Net Investment in Foreign Operations	16
i.	Result of Costs and Expenses Reduction Initiatives	16
j.	Divestment Plan	17
II.	Operating Results	19
a.	Investments	19
b.	Exploration	19
c.	Production	21
d.	Transport	24
e.	Refining	25
III.	Organizational Consolidation, Corporate Responsibility and Corporate Governance (Ecopetrol S.A.)	28
a.	Organizational Consolidation	28
b.	Corporate Responsibility	28
IV.	Presentations on the Quarterly Results	29
V.	Ecopetrol Group Exhibits	30
VI.	Exhibits of Subsidiary Results and Shareholder Interest	38
VII.	Corporate Group´s Financial Indebtedness	45

I.	Consolidated Financial Results

a.	Sales Volume

Table 2 – Sales Volume

A	B	C	D	E	F	G
Ecopetrol S.A. (consolidated)

Local Sales Volume (mboed)	2Q 2016	2Q 2015	∆ (%)	1H 2016	1H 2015	∆ (%)
Crude Oil	13.4	7.0	91.4%	14.6	13.5	8.1%
Natural Gas	71.0	87.7	(19.0)%	78.9	84.6	(6.7)%
Gasoline	108.0	92.5	16.8%	107.2	92.5	15.9%
Medium Distillates	140.1	142.1	(1.4)%	139.9	142.0	(1.5)%
LPG and Propane	16.3	15.5	5.2%	16.5	15.5	6.5%
Fuel Oil	5.3	5.9	(10.2)%	6.1	5.6	8.9%
Industrial and Petrochemical	18.4	20.1	(8.5)%	18.8	20.7	(9.2)%
Total Local Sales	372.5	370.8	0.5%	382.0	374.4	2.0%

Export Sales Volume (mboed)	2Q 2016	2Q 2015	∆ (%)	1H 2016	1H 2015	∆ (%)
Crude Oil	420.2	577.6	(27.3)%	441.9	574.0	(23.0)%
Products	152.8	61.1	150.1%	142.1	66.9	112.4%
Natural Gas	1.4	9.2	(84.8)%	1.5	12.7	(88.2)%
Total Export Sales	574.4	647.9	(11.3)%	585.5	653.6	(10.4)%

Total Sales Volume (mboed)	946.9	1,018.7	(7.0)%	967.5	1,028.0	(5.9)%

a.1) Market in Colombia (39% of total sales in the second quarter of 2016):

Local sales during the second quarter of 2016 remained relatively stable compared to the same period in the prior year, mainly due to the net effect of:

•	Greater demand for gasoline driven by: 1) growth of the automotive fleet in Colombia and 2) increased domestic demand due to the closure of the border between Colombia and Venezuela.

•	Decrease in deliveries of natural gas due to lower demand from thermal electric plants mainly as a consequence of the finalization of El Niño weather phenomenon.

a.2) International Market (61% of total sales in the second quarter of 2016):

Export volume decreased 11.3% during the second quarter of 2016 compared to the same period in the prior year, mainly due to the net effect of:

•	Reduced availability of export crude due to: 1) deliveries to the Cartagena Refinery (or “Reficar”) and 2) lower purchases of local crude which reduced the export mix.

•	Lower gas exports as a result of the expiration of the gas supply contracts with Venezuela on June 30, 2015.

•	Increased exports of refined products (diesel, naphtha and fuel oil) due to the continued startup of operations at Reficar.

Export Markets:

Table 3 – Export Markets

A	B	C	D	E	F	G	H	I	J
Export Destinations - Crudes (mbod)					Export Destinations - Products (mboed)
Destination	2Q 2016	2Q 2015	1H 2016	1H 2015	Destination	2Q 2016	2Q 2015	1H 2016	1H 2015
Asia	52.5	180.0	65.2	162.2	Asia	20.6	13.5	14.5	11.6
U.S. Gulf Coast	166.2	126.3	186.9	136.4	U.S. Gulf Coast	19.3	4.8	24.2	11.2
U.S. West Coast	31.7	72.6	36.0	75.2	U.S. West Coast	0.0	0.0	0.0	0.0
U.S. East Coast	27.4	31.0	26.6	18.3	U.S. East Coast	40.4	3.9	39.7	8.0
Europe	59.4	98.5	59.6	107.5	Europe	22.2	1.1	11.3	3.0
Central America / Caribbean	54.0	45.3	41.6	55.4	Central America / Caribbean	38.0	32.4	36.3	27.1
South America	7.9	12.6	9.9	10.5	South America	9.0	5.4	7.6	5.8
Other	21.1	11.3	16.1	8.5	Other	3.3	0.0	8.5	0.2
Total	420.2	577.6	441.9	574.0	Total	152.8	61.1	142.1	66.9

Note: Classification is subject to further modification according to the final export destination.

•	Crude: Due to the narrowing of WTI-Brent differential following the release of U.S. crude oil exports, the demand for Ecopetrol´s crude from high-conversion refineries increased, resulting in higher deliveries to U.S., mainly to the Gulf Coast. With this re-allocation of export destinations, we mitigated the impact of lower commercial margins in Asian market, as a result of larger supply from Middle East and the weakening of heavy crude prices observed in this region.

•	Products: Products from Reficar are exported primarily to the U.S. East Coast, followed by Central America/Caribbean and Europe. In addition, fuel oil sales to the U.S. Gulf Coast continued to increase to be used for the preparation of bunkers fuels.

b.	Prices for Crude Oil, Products and Gas

Table 4 – Reference Prices for Crudes

A	B	C	D	E	F	G	H
Prices of Crude References
(Average, US$/Bl)	2Q 2016	2Q 2015	∆ (%)	1H 2016	1H 2015	∆ (%)	LTM*
Brent	47.0	63.4	(25.9)%	41.2	59.1	(30.3)%	44.7
MAYA	34.7	55.3	(37.3)%	29.1	49.6	(41.3)%	32.3
WTI	45.6	57.8	(21.1)%	39.8	53.2	(25.2)%	42.1

* Last twelve months

Source: Platts and Bloomberg

Table 5 – Weighted Average Selling Prices

A	B	C	D	E	F	G	H	I
Average Sales Price				Sales Volume (mboed)				Sales Volume (mboed)
Basket (US$/Bl)	2Q 2016	2Q 2015	∆ (%)	2Q 2016	1H 2016	1H 2015	∆ (%)	1H 2016
Crude Oil	38.1	53.0	(28.1)%	433.6	30.7	47.9	(35.9)%	456.5
Refined Products	48.6	66.9	(27.4)%	440.9	45.3	67.5	(32.9)%	430.7
Natural Gas	23.9	21.1	13.3%	72.4	24.5	22.4	9.4%	80.4

Crudes:

The spread against the Brent crude improved by US$1.5/barrel in the second quarter of 2016 compared with the same quarter a year ago (2Q 2016: -US$8.9/barrel versus 2Q 2015: -US$10.4/barrel) due to the commercial strategy aimed to capture a higher value of the U.S. market and a better referencing of export prices against the stronger crude benchmarks. The crude oil basket decreased US$14.9/barrel, while the Brent decreased US$16.4/barrel.

Moreover, the differential in the second quarter of 2016 compared to the first quarter of 2016 decrease by US$1.2/barrel (2Q 2016: -US$8.9/barrel versus 1Q 2016: -US$10.1/barrel) as a result of better prices we obtained with the beginning of the summer season in the U.S.

In the second quarter of 2016 the participation of Brent reference in our crude export basket grew by 17.1% compared with the second quarter of 2015, up to 87.6%. Maya was 11.9% and WTI 0.5%.

Refined Products:

During the second quarter of 2016, the refined products sales basket price decreased by US$18.3/barrel as compared to the same period in the prior year, due to the drop in international benchmark prices for gasoline, diesel and jet fuel.

Compared with the first quarter of 2016 the product basket price increased by US$7.0/barrel due to the recovery of international price benchmarks and stronger gasoline and medium distillates margins.

Natural Gas:

During the second quarter of 2016, natural gas prices increased by US$2.8/barrel equivalent in comparison to the same period in the prior year, attributable to the execution of new contracts signed as a result of the commercialization process carried out during 2015.

Natural gas prices decreased by US$1.1/barrel compared to the first quarter of 2016, due to lower demand for thermal power generation, which had been marketed through interruptible contracts in force during El Niño climate phenomenon.

c.	Financial Results

Ecopetrol continues to implement its efficiency and optimization plan, whose effects are reflected in lower maintenance costs, contracted services and agreements, among others. Together with the recovery of prices in the hydrocarbon sector in the second quarter of 2016 as compared to the first quarter of 2016, Ecopetrol generated a second quarter profit attributable to its shareholders of COP$787 billion and maintained an EBITDA margin of around 39%, consistent with the EBITDA margin for the second quarter of 2015 and the first quarter of 2016. Reficar operation has resulted in an increase in the volume of export products, such as diesel and gasoline.

A detailed analysis of each line item is presented in the following consolidated income statement:

Table 6 – Consolidated Income Statement

A	B	C	D	E	F	G	H	I
COP$ Billion	2Q 2016*	2Q 2015*	∆ ($)	∆ (%)	IH 2016*	IH 2015*	∆ ($)	∆ (%)
Local Sales	6,114	6,274	(160)	(2.6)%	12,146	12,101	45	0.4%
Export Sales	5,637	7,735	(2,098)	(27.1)%	10,090	14,209	(4,119)	(29.0)%
Total Sales	11,751	14,009	(2,258)	(16.1)%	22,236	26,310	(4,074)	(15.5)%
Variable Costs	6,255	7,077	(822)	(11.6)%	11,750	13,514	(1,764)	(13.1)%
Fixed Costs	2,092	2,344	(252)	(10.8)%	4,043	4,462	(419)	(9.4)%
Cost of Sales	8,347	9,421	(1,074)	(11.4)%	15,793	17,976	(2,183)	(12.1)%
Gross Profits	3,404	4,588	(1,184)	(25.8)%	6,443	8,334	(1,891)	(22.7)%
Operating Expenses	923	1,039	(116)	(11.2)%	2,363	2,427	(64)	(2.6)%
Operating Income	2,481	3,549	(1,068)	(30.1)%	4,080	5,907	(1,827)	(30.9)%
Financial Income/Loss	(366)	(779)	413	(53.0)%	(502)	(2,309)	1,807	(78.3)%
Share of Profit of Companies	(4)	47	(51)	(108.5)%	(31)	47	(78)	(166.0)%
Income Before Income Tax	2,111	2,817	(706)	(25.1)%	3,547	3,645	(98)	(2.7)%
Provision for Income Tax	(1,122)	(1,121)	(1)	0.1%	(1,947)	(1,593)	(354)	22.2%
Net Income Consolidated	989	1,696	(707)	(41.7)%	1,600	2,052	(452)	(22.0)%
Non-Controlling Interests	(202)	(189)	(13)	6.9%	(450)	(385)	(65)	16.9%
Net Income Attributable to Owners of Ecopetrol	787	1,507	(720)	(47.8)%	1,150	1,667	(517)	(31.0)%

EBITDA**	4,522	5,522	(1,000)	(18.1)%	8,659	10,304	(1,645)	(16.0)%
EBITDA Margin	38.5%	39.4%			38.9%	39.2%

* These figures are included for illustration purposes only. Unaudited.

** For comparative purposes with the information of 2016, the EBITDA presented for the second quarter and first half of 2015 were calculated pursuant to the methodology adopted by the Company in September 2015.

Sales revenues in the second quarter of 2016 compared to the same period in the prior year decreased by 16%, or COP$2,258 billion, as a net result of:

•	A decrease in the average price of the Ecopetrol Group baskets of crude oil and refined products, which decreased by US$12.2/barrel: -COP$2,870 billion.

•	A COP$627 billion decrease in sales volume, mainly due to:

o	A decrease in crude oil sales volume (-151 mbd), -COP$1,781 billion, due to decreased production, decreased purchases from third parties in the south of Colombia because of the closing of wells by some producers, and increased supply of crude oil to load the Cartagena Refinery:

o	A decrease in sales volumes of natural gas (-24 mboed), -COP$115 billion, mainly due to lower exports as a result of the expiration of the natural gas supply contract with Venezuela; partially offset by:

o	An increase in refined products and petrochemicals sales volume (104 mboed), COP$1,269 billion, mainly due to the entry into operation of the Cartagena Refinery, growth in demand due to an increase in the automotive fleet and increased supply to the Venezuelan border area.

o	Higher revenues from transport services owing to the positive effect of the devaluation of the exchange rate over the tariffs: COP$252 billion.

•	A COP$63 billion decrease in other minor revenues.

•	Devaluation of the Colombian Peso-U.S. dollar exchange rate, which went from an average of COP$2,501.1/US$1 in the second quarter of 2015 to COP$2,994.7/US$1 in the second quarter of 2016, improving total revenues by COP$1,050 billion.

Cost of sales for the second quarter of 2016 decreased 11%, COP$1,074 billion, compared to the same period in the prior year as a result of:

•	Variable costs: decreased by 12%, or -COP$822 billion, resulting from:

a)	A COP$509 billion decrease in costs in purchases of crude, natural gas and refined products of, due to the net effect of:

o	A COP$1,301 billion decrease in average purchase prices, which are based on international reference prices.

o	An 11 mboed, COP$46 billion, increase in volumes purchased, mainly due to the net effect of: 1) higher crude oil imports since the start of operations of the Cartagena Refinery, 2) lower diluent imports, and 3) lower crude purchases due to closure of some third party wells in the south of Colombia.

o	Devaluation of the Colombian Peso-U.S. dollar exchange rate, which went from an average of COP$2,501.1/US$1 in the second quarter of 2015 to COP$2,994.7/US$1 in the second quarter of 2016: +COP$746 billion.

b)	A COP$103 billion decrease in the cost of depreciation, amortization and depletion due to a decrease in the level of production and lower carrying value of assets due to impairments recognized in the prior year.

c)	A COP$210 billion decrease in inventory variations and other items mainly due to increased inventory valuation given the best price performance during the second quarter.

•	Fixed costs: decreased 11%, or COP$252 billion, as a result of:

a)	A COP$347 billion decrease in contracted maintenance and services, mainly due to: 1) optimizations achieved pursuant to the transformation plan, 2) lower operating costs under the partnership contracts for the Rubiales and Quifa fields, mainly due to downsizing staff, 3) cost reductions in the Castilla, Chichimene and Oripaya fields operated by Hocol S.A.; and 4) the restructuring of services and renegotiation of rates in maintenance contracts in the fields.

b)	A COP$164 billion decrease in other minor items, mainly from optimizations related to: 1) third party transportation costs for crude oil and refined products; 2) operating supplies at Ecopetrol and Cenit S.A.S. (“Cenit”); and 3) labor costs, primarily employee benefits.

c)	A COP$259 billion increase in depreciation, mainly at Reficar due to its entry into operation, and at Ecopetrol S.A. due to capitalization of major maintenance costs at the Barrancabermeja Refinery.

In the second quarter of 2016, Ecopetrol’s results were negatively affected by COP$17 billion due to attacks on infrastructure. This figure includes the cost to repair transportation systems, remove illicit connections, resume pipeline operations and decontaminate the affected areas.

Gross margin for the second quarter of 2016 was 29%, compared to 33% in the same quarter of the prior year.

Operating expenses, which include exploration expenses, decreased by 11%, or COP$116 billion, mainly due to: 1) a reduction of the environmental provision related to projects, and 2) optimizations in contracted services, labor costs and agreements.

Net financial (non-operating) result recorded a decrease in losses of COP$413 billion, as compared to the second quarter of 2015, as the net result of:

a)	A COP$827 billion increase in the result of the exchange rate difference between the Colombian peso and the U.S. dollar from a profit of COP$375 billion in the second quarter of 2016 compared to a loss of COP$452 billion in the same period of the prior year, derived from the exchange rate valuation of a net liability position. In the second quarter of 2016, the Colombian peso appreciated 3.5% against the U.S. dollar, compared to 0.4% depreciation in the same period in 2015. The net dollar position of the Group impacting the second quarter result was US$0.9 billion.

With the adoption of cash flow hedge for future crude exports adopted in 2015 and a net foreign investment hedge adopted in June 20161, the amount of debt in foreign currency used as a non-derivative hedging instrument amounted to US$10,544 million. Together, these hedges mitigate the effect of exchange rates for 87% of Ecopetrol S.A.’s foreign currency debt because exchange rate variations are recognized in other comprehensive income (OCI), within equity.

During the second quarter of 2016, a gain of COP$798 billion was recognized in OCI, of which COP$591 billion corresponds to cash flow hedge and COP$207 billion to net foreign investment hedging, as a result of the revaluation of the Colombian peso-U.S. dollar exchange rate in the second quarter of 2016.

b)	Financial expenses increased mainly due to a COP$403 billion increase in net interest derived from: 1) an increase in the Ecopetrol Group outstanding borrowings, 2) an increase in local interest rates on variable rate loans indexed to DTF and CPI, 3) the effect of the devaluation of the Colombian peso-U.S. dollar exchange rate on interest accrued on foreign currency debt; and 4) Recognition of financial interests on Reficar´s debt that in 2015 were recorded as a higher value of the project.

c)	Other minor movements decreased COP$11 billion.

The result of stakes in associated companies and joint ventures recorded a decrease of COP$51 billion, explained mainly by lower results from Equion explained by lower crude oil prices.

The net income for the second quarter of 2016 attributable to Ecopetrol’s shareholders was COP$787 billion, 217% higher than net income for the first quarter of 2016 and 48% less than net income for the second quarter of 2015.

EBITDA was COP$4,522 billion in the second quarter of 2016, compared to COP$4,137 billion in the first quarter of 2016 and COP$5,522 billion in the second quarter of 2015. The EBITDA margin remained at around 39% for the same periods.

1 See section h. “Hedging of Net Investment in Foreign Operations”

d.	Balance Sheet

Table 7 – Balance Sheet

A	B	C	D	E
(COP$ Billion)	June 30, 2016	March 31, 2016	∆ ($)	∆ (%)
Current Assets	22,487	20,456	2,031	9.9%
Non Current Assets	98,916	101,292	(2,376)	(2.3)%
Total Assets	121,403	121,748	(345)	(0.3)%
Current Liabilities	14,734	16,273	(1,539)	(9.5)%
Non-Current Liabilities	60,369	60,468	(99)	(0.2)%
Total Liabilities	75,103	76,741	(1,638)	(2.1)%
Equity	46,300	45,007	1,293	2.9%
Non-Controlling Interests	1,786	1,725	61	3.5%
Total Liabilities and Equity	121,403	121,748	(345)	(0.3)%

The main variations in the balance sheet during the second quarter of 2016 can be explained by the following factors:

Current assets increased by COP$2,031 billion, mainly in Ecopetrol S.A., as a net result of:

•	An increase in cash and cash equivalents of COP$282 billion, mainly due to: 1) an increase by COP$932 billion as a result of net growth in resources coming from financing activities, 2) an increase in resources from operating activities of COP$773 billion, 3) the receipt of COP$725 billion in proceeds from the sale of shares in Interconexión Eléctrica S.A. E.S.P and Empresa de Energía de Bogotá S.A. E.S.P, 4) outflow of COP$1,957 billion for capital expenditures and financial investments, and 5) the negative effect of COP$191 billion from exchange differences resulting from the appreciation in the value of the Colombian peso against the U.S. dollar during the quarter.

•	An increase in trade accounts receivable of COP$572 billion, mainly due to: 1) an increase in income as a result of the positive effect of an increase in international oil prices during the second quarter of 2016 versus the first quarter of the same year, and 2) an increase in receivables from the price stabilization fund for gasoline and diesel fuel, also as a result of an increase in international prices.

•	An increase in current tax assets of COP$506 billion, mainly due to the recognition of the advance payment of income tax.

•	An increase in other financial assets of COP$1,442 billion from the investment of proceeds from the bond offering of US$500 million in June 2016 and US$300 million from an international loan with Export Development Canada (EDC) in May 2016.

•	A decrease in assets available for sale by COP$762 billion, mainly from the sale of shares in Interconexión Eléctrica S.A. E.S.P and Empresa de Energía de Bogotá S.A. E.S.P.

•	A decrease in other minor variations in current assets by COP$9 billion.

Noncurrent assets decreased by COP$2,376 billion, mainly due to the net effect of:

•	A decrease in property, plant and equipment, natural resources and intangible property by COP$1,693 billion, mainly caused by the depreciation and amortization recorded during the quarter and the effect of the conversion of assets of subsidiaries whose functional currency is not the Colombian peso into Colombian pesos, partially offset by the investments made.

•	A decrease in current income tax deferred by COP$600 billion, generated mainly by differences in the clearance of the provision for income between tax and accounting items.

•	A decrease in other minor changes in non-current assets by COP$83 billion.

Total liabilities decreased by COP$1,638 billion compared to the first quarter of 2016, due to the net effect of:

•	A decrease in taxes payable of COP$1,497 billion, mainly due to the payment of income tax and the first installment of the wealth tax.

•	A decrease in the provision for employee benefits by COP$494 billion, resulting from updates to estimated actuarial liability.

•	An increase in the Ecopetrol Group debt level by COP$293 billion due to the increased debt from the bond offering of US$500 million in June 2016 and US$300 million from an international loan with Export Development Canada (EDC) in May 2016, offset by a decrease in U.S. dollar-denominated debt resulting from the 3.5% appreciation of the Colombian peso against the U.S. dollar during the quarter.

The total Ecopetrol Group debt amounted to COP$53,433 billion, of which 85% is denominated in U.S. dollars and 15% in local currency. Of the total foreign currency debt, US$5,344 million is for financial hedging instruments for future exports and US$5,200 million is a hedging instrument for net investment in foreign operations2.

•	An increase in other minor variations in liabilities by COP$60 billion.

Total shareholder´s equity for the second quarter of 2016 amounted to COP$46,300 billion, of which COP$44,514 billion is attributable to shareholders of Ecopetrol S.A. and COP$1,786 billion to non-controlling shareholders. There is an increase of COP$1,293 billion compared to first quarter of the year due to the effect of COP$787 billion in net income for the second quarter, a COP$450 billion increase in other comprehensive income (OCI) mainly due to gains on cash flow and net investment hedges, and other minor movements of COP$56 billion.

e.	Credit Rating

During the second quarter of 2016, two credit rating agencies reviewed the ratings of Ecopetrol S.A.:

•	Moody's Investors Service: maintained a long-term international rating of Baa3 with a negative outlook.

•	Standard & Poor's: maintained a long-term international rating of BBB for Ecopetrol S.A. with a negative outlook.

In July, Fitch Ratings maintained the rating of the Company at investment grade, with a rating of BBB. Given the Company's strategic link to the Republic of Colombia, the rating agency downgraded the Company’s outlook from stable to negative, in line with its updated outlook for the Republic of Colombia (BBB, outlook negative), which was published on July 22.

Furthermore, as a result of the revised methodology that Fitch Ratings applies to all of the countries that it covers, which for the Republic of Colombia resulted in the equivalence of the country's external and internal ratings, the international rating in local currency for Ecopetrol S.A. was equal to the rating in foreign currency, with both remaining at BBB.

2 See section h. “Hedging of Net Investment in Foreign Operations”

f.	Financing

During the second quarter of 2016, Ecopetrol performed the following debt operations:

•	International Bilateral Credit: on May 16, 2016, Ecopetrol entered into a US$300 million loan with Export Development Canada (EDC) with a term of five years, principal due at maturity and interest payable semiannually at a Libor + 140 basis points rate.

•	External Public Debt Bonds: on June 9, 2016 Ecopetrol offered a US$500 million reopening of its 2023 bonds, with the following results:

Table 8 – Bond Issue Results

A	B
Summary of the International Bond Issuance

Term	7 years
Maturity Date	September 18, 2023
Reopened Amount	US$500 million
Total Amount	US$1,800 million
Price	101.612
Yield	5.600%
Amortization	Bullet
Coupon Rate	5.875%

g.	Results by Business Segment

Table 9 – Quarterly Results by Segment

A	B	C	D	E	F	G	H	I	J	K
	E&P		Refining & Petrochem.		Transportation & Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	2Q 2016	2Q 2015	2Q 2016	2Q 2015	2Q 2016	2Q 2015	2Q 2016	2Q 2015	2Q 2016	2Q 2015
Local Sales	1,920	2,291	4,594	5,014	2,571	2,467	(2,971)	(3,498)	6,114	6,274
Export Sales	4,826	6,953	1,332	787	-	-	(521)	(5)	5,637	7,735
Total Sales	6,746	9,244	5,926	5,801	2,571	2,467	(3,492)	(3,503)	11,751	14,009
Variable Costs	3,987	5,099	4,827	4,668	64	31	(2,623)	(2,721)	6,255	7,077
Fixed Costs	1,594	1,713	605	428	735	777	(842)	(574)	2,092	2,344
Cost of Sales	5,581	6,812	5,432	5,096	799	808	(3,465)	(3,295)	8,347	9,421
Gross profit	1,165	2,432	494	705	1,772	1,659	(27)	(208)	3,404	4,588
Operating Expenses	467	726	376	285	57	91	23	(63)	923	1,039
Operating Profit	698	1,706	118	420	1,715	1,568	(50)	(145)	2,481	3,549
Financial Income/Loss	(132)	(610)	(316)	30	27	(287)	55	88	(366)	(779)
Share of profit of companies	(13)	38	8	9	1	-	-	-	(4)	47
Provision for Income Tax	(202)	(496)	(157)	(163)	(762)	(462)	(1)	-	(1,122)	(1,121)
Net Income Consolidated	351	638	(347)	296	981	819	4	(57)	989	1,696
Non-controlling interests	-	-	-	-	(202)	(189)	-	-	(202)	(189)
Net income attributable to owners of Ecopetrol	351	638	(347)	296	779	630	4	(57)	787	1,507

EBITDA*	1,986	3,241	625	614	1,963	1,810	(52)	(143)	4,522	5,522
EBITDA Margin	29.4%	35.1%	10.5%	10.6%	76.4%	73.4%	1.5%	4.1%	38.5%	39.4%

*For comparative purposes with the information of 2016, EBITDA presented for the second quarter of 2015 was calculated with new methodology adopted by the Company in September 2015. See reconciliation of EBITDA by segment in Table 6 - Reconciliation of Consolidated EBITDA.

Table 10 – Accumulated Results by Segment

A	B	C	D	E	F	G	H	I	J	K
	E&P		Refining & Petrochem.		Transportation & Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	1H 2016	1H 2015	1H 2016	1H 2015	1H 2016	1H 2015	1H 2016	1H 2015	1H 2016	1H 2015
Local Sales	3,754	4,203	8,681	9,231	5,700	4,959	(5,989)	(6,292)	12,146	12,101
Export Sales	8,610	12,597	2,536	1,677	-	-	(1,056)	(65)	10,090	14,209
Total Sales	12,364	16,800	11,217	10,908	5,700	4,959	(7,045)	(6,357)	22,236	26,310
Variable Costs	7,797	9,332	8,916	8,847	189	246	(5,152)	(4,911)	11,750	13,514
Fixed Costs	3,237	3,336	1,147	896	1,437	1,461	(1,778)	(1,231)	4,043	4,462
Cost of Sales	11,034	12,668	10,063	9,743	1,626	1,707	(6,930)	(6,142)	15,793	17,976
Gross profit	1,330	4,132	1,154	1,165	4,074	3,252	(115)	(215)	6,443	8,334
Operating Expenses	1,268	1,459	941	727	305	371	(151)	(130)	2,363	2,427
Operating Profit	62	2,673	213	438	3,769	2,881	36	(85)	4,080	5,907
Financial Income/Loss	(8)	(1,814)	(337)	(339)	(108)	(140)	(49)	(16)	(502)	(2,309)
Share of profit of companies	(42)	39	12	9	(1)	-	-	(1)	(31)	47
Provision for Income Tax	(53)	(427)	(368)	(112)	(1,525)	(1,054)	(1)	-	(1,947)	(1,593)
Net Income Consolidated	(41)	471	(480)	(4)	2,135	1,687	(14)	(102)	1,600	2,052
Non-controlling interests	-	-	3	2	(453)	(387)	-	-	(450)	(385)
Net income attributable to owners of Ecopetrol	(41)	471	(477)	(2)	1,682	1,300	(14)	(102)	1,150	1,667

EBITDA*	2,957	5,842	1,205	1,010	4,462	3,537	35	(85)	8,659	10,304
EBITDA Margin	23.9%	34.8%	10.7%	9.3%	78.3%	71.3%	(0.5)%	1.3%	38.9%	39.2%

*For comparative purposes with the information of 2016, EBITDA presented for the first half of 2015 was calculated with new methodology adopted by the Company in September 2015. See reconciliation of EBITDA by segment in Table 6 - Reconciliation of Consolidated EBITDA.

Exploration and Production

Revenues for the second quarter of 2016 decreased by 27% (-COP$2,498 billion) compared to the same period of the previous year, due to the 28% drop in the prices of the crude oil basket and lower production. These negative effects were partially offset by the devaluation of the exchange rate, which on average went from COP$2,501.1/US$1 in the second quarter of 2015 to COP$2,994.7/US$1 in the second quarter of 2016.

The cost of sales for the segment decreased from the second quarter of the previous year, showing a variation of 18% (-COP$1,231 billion) as a result of: 1) efforts in cost optimization and operational efficiencies, 2) implementation of optimization strategies in the dilution factor, which reduced naphtha import costs, and 3) lower costs in the purchase of crude associated with lower volumes produced.

Operating expenses decreased by 36% (-COP$259 billion) due mainly to a lower environmental provision for projects, and optimizations in agreements and contracts for administrative management.

The net financial result reflects a recovery of COP$478 billion in the second quarter of 2016 compared with the same period last year. This result was caused by the effect of the exchange valuation on the net liability position, despite the higher interest expense given an increase in the debt level.

Net results for the second quarter of 2016 showed a profit attributable to Ecopetrol shareholders of COP$351 billion, 45% lower than the COP$638 billion in the second quarter of 2015.

Refining and Petrochemicals

Since the start of operations of the Cartagena refinery, the segment has to record larger expenses due to the depreciation of the capital expenditure and the debt interest payments of the project that were being capitalized previously.

Revenues for the second quarter of 2016 increased by 2% (COP$125 billion) over the same period last year, mainly due to commissioning of the Cartagena Refinery, which allowed exports of products such as fuel oil, naphtha, diesel and coke, partially offsetting the drop in international commodity price indicators.

Cost of Sales in the segment showed an increase of COP$336 billion due to: 1) higher depreciation for capitalization of new operating units at the Cartagena Refinery, and 2) increased imports of crude for the Refinery.

Operating Expenses for the second quarter of 2016 increased by 32% (COP$91 billion) compared with the same quarter last year, mainly due to higher expenses associated with the start of operations at the Cartagena Refinery.

Net Income reflected an expense of COP$316 billion in the second quarter of 2016 compared to a revenue of COP$30 billion in the same period the prior year, as a result of the recognition of debt interests which in previous years could be capitalized, and the effect on interest expenditures of the devaluation of the foreign exchange rate observed between the second quarter of 2016 and the same period of 2015.

The consolidated segment posted a net loss in the second quarter of 2016 of COP$347 billion, compared with a profit of COP$296 billion in the same quarter last year, mainly impacted by the effect of depreciation of the Cartagena Refinery and the exchange rate devaluation. These factors do not impact the EBITDA. EBITDA showed an increase of COP$11 billion over the same period the previous year.

Transportation and logistics

Revenues for the second quarter of 2016 increased 4% (COP$104 billion), mainly due to the effect of the devaluation of the average exchange rate on dollar-denominated tariffs and an increase in transported volume of refined products to supply the central region of the country and the border area with Venezuela.

Cost of sales decreased 1% (COP$9 billion) related to operational optimizations implemented in segment companies, primarily in maintenance. This was offset by an increase in variable energy costs caused by the rise in tariffs due to El Niño weather phenomenon, and increased consumption associated with transportation of heavier crude.

Operating expenses decreased by 37% when compared to the same period the previous year (COP$34 billion) due to optimizations in agreements and contracts for administrative management.

Net Income showed an improved result of COP$314 billion due to the exchange difference effect on the net position of segment companies.

The segment posted a final net profit attributable to Ecopetrol shareholders of COP$779 billion, versus COP$630 billion in the same period of 2015.

The segment’s EBITDA for the quarter amounted to COP$1,963 billion with a 76% margin, compared to an EBITDA of COP$1,810 billion, equivalent to a 73% margin in the second quarter of 2015. Approximately 40% of total EBITDA for this segment is generated by transactions with third parties.

h.	Hedging of Net Investment in Foreign Operations

Ecopetrol S.A. is exposed to exchange rate risk because it has investments in subsidiaries whose functional currency is the U.S. dollar.

In recent years, the Company has acquired long-term debt in U.S. dollars for its investment activities. Given that the functional currency of Ecopetrol is the Colombian peso, the relationship between this U.S. dollar denominated debt and investments in subsidiaries whose functional currency is the U.S. dollar creates a natural hedge, because the risks generated by the restatement in Colombian pesos of investments in these subsidiaries are naturally covered by the exchange rate risk of long-term debt denominated in U.S. dollars.

In order to reflect the effect of the natural hedge in the financial statements and based on IAS 39 - Financial Instruments: Recognition and Measurement, on June 6, 2016 the Board of Directors of Ecopetrol approved the designation of a total of US$5,200 million as a hedge on the value of investments in Cartagena Refinery S.A., Hocol Petroleum Ltd.-HPL, Oleoducto Central S.A.- Ocensa, and Ecopetrol America Inc.

The exchange rate difference on the hedged portion of the U.S. dollar denominated debt is transferred to other comprehensive income (OCI) in shareholders’ Equity, where the effect of the exchange rate on investments in U.S. dollars is currently recognized in subsidiaries whose functional currency is the U.S. dollar, using the equity share method. The balances accumulated in other comprehensive income affect the income statement only in the period when investments in such subsidiaries are sold (regardless the corresponding U.S. dollar denominated debt is repaid).

Together with cash flow hedging for future crude exports, adopted by the Company in September 2015, the amount of debt used as a non-derivative hedging instrument amounts to US$10,544 million (87% of Ecopetrol S.A. debt in foreign currency). The application of these hedges has no effect on cash or the payment of taxes.

Due to the revaluation of the second quarter of 2016, the application of these hedges resulted in the recognition of a gain of COP$207 billion in other comprehensive income which was offset by a loss coming from the foreign currency translation over subsidiaries whose functional currency is the U.S. dollar.

i.	Result of Costs and Expenses Reduction Initiatives

Since the second half of 2014, Ecopetrol has taken various optimization actions, including intensified austerity measures and rationalization and optimization of costs and expenses, which have mitigated the effect of the low international crude oil price environment on revenues.

The Company established an additional optimization plan in 2016 with the goal of reducing costs and expenses by COP$1.6 trillion.

Costs for the second quarter of 2016 decreased by COP$392 billion compared to the same period the prior year, which together with cost reductions for the first quarter of 2016 resulted in a COP$813 billion reduction for the first half of 2016 (51% of the target set for 2016). These reductions are reflected in the financial results as shown in the table below:

Table 11 – Second Quarter 2016 Optimizations

A	B	C	D	E
P&L (COP$ Billion)	2Q 2016	2Q 2015	∆ ($)	∆ (%)
Fixed Costs
Association Services	263	297	(34)	(11.4)%
Maintenance	143	212	(69)	(32.5)%
Contracted Services	192	301	(109)	(36.2)%
Operational Supplies	36	67	(31)	(46.3)%
Labor Cost	360	381	(21)	(5.5)%
General Cost	29	33	(4)	(12.1)%
Variable Costs	0	0	0
Association Services	139	143	(4)	(2.8)%
Process' Materials	46	80	(34)	(42.5)%
Operating Expenses
Labor	132	149	(17)	(11.4)%
Commissions, Fees and Serv.	43	74	(31)	(41.9)%
Customs	39	50	(11)	(22.0)%
Support to Military Forces and Agreements	31	52	(21)	(40.4)%
General	33	39	(6)	(15.4)%
Total Costs and Expenses			(392)

The optimization plan and efficiency initiatives are controlled through monitoring of financial and operational indicators, normalizing for macroeconomic factors such as oil prices and exchange rates, in order to maintain the sustainability of benefits over time.

j.	Divestment Plan

As part of the corporate strategy of ensuring the Company’s sustainability in the long term, prioritizing the creation of value through efficient production of barrels and generating profitability for shareholders, Ecopetrol carried out the following successful initiatives in the quarter:

Divestment of Ecopetrol’s interest in Interconexión Eléctrica S.A. E.S.P.:

On April 7, 2016, the second auction in the second stage of the divestment program for 58,925,480 shares of Ecopetrol in Interconexión Eléctrica S.A. E.S.P. (ISA) was conducted, with the following results:

Table 12 – Results of Award

A	B
Auction closing price	COP$8,325
Number of shares offered	58,925,480
Number of shares awarded at closing price	45,295,034
Total amount awarded	COP$377,081,158,050
Settlement date	April 12, 2016

Ecopetrol is authorized to hold up to two additional auctions for the remaining 13,630,446 shares, in the time and manner specified in the corresponding notice of offer.

Divestment of Ecopetrol’s interest in Empresa de Energía de Bogotá S.A. E.S.P. (EEB)

On June 1, 2016, the second auction in the second stage of the divestment program for 278,225,586 shares of Ecopetrol in Empresa de Energía de Bogotá S.A. E.S.P. (EEB) was conducted, with the following results:

Table 13 – Results of Award

A	B
Auction closing price	COP$1,815
Number of shares offered	278,225,586
Number of shares awarded at closing price	191,639,698
Total amount awarded	COL$347,826,051,870
Settlement date	June 7, 2016

Ecopetrol is authorized to hold up to two additional auctions for the remaining 86,585,888 shares, in the time and manner specified in the corresponding notice of offer.

Divestment of Ecopetrol’s interest in Polipropileno del Caribe S.A.:

On June 13, 2016, the Council of Ministers issued its approval for the divestment of shares Ecopetrol holds directly and indirectly in Propilco S.A., which amount to 414,649,961 shares (equivalent to 100% of subscribed and paid-in capital).

2016 Fields Round3:

On June 23, 2016, Ecopetrol launched a public and competitive process in order to auction oil and gas companies the interests the Company has in 20 production assets located in the regions of Catatumbo, the Middle and Upper Magdalena Valley, the Llanos and Putumayo.

The so-called "Fields Round 2016" seeks for an active portfolio rotation in order to generate higher returns for its shareholders.

3 See section h. “Hedging of Net Investment in Foreign Operations”

II.	Operating Results

a.	Investments

Table 14 – Investments* by Ecopetrol’s Corporate Group

A	B	C	D	E
1H 2016 (US$ million)
Business Unit	Ecopetrol S.A.	Affiliates and Subsidiaries**	Total	Allocation by segment
Production	482.4	96.0	578.4	37.2%
Refining, Petrochemicals and Biofuels	34.6	549.3	583.9	37.6%
Exploration	14.5	101.4	115.9	7.5%
Transportation	1.9	251.8	253.7	16.3%
Corporate	19.3	0.0	19.3	1.2%
New Businesses***	1.2	0.0	1.2	0.1%
Supply and Marketing	1.7	0.0	1.7	0.1%
Total	555.6	998.5	1,554.1	100.0%

*Figures in this table differ from the capital expenditure figures presented in the Consolidated Statement of Cash Flows on page 34 because the figures on this table include both operating expenditures and capital expenditure outflows of investment projects, while the investment line of the Consolidated Statement of Cash Flows only includes capital expenditures.

** Prorated by Ecopetrol stake.

*** Corresponds to the new organizational structure and refers to investments approved for the Department of Mergers and Acquisitions and New Business Management. These resources were part of the Corporate segment until 2014.

Investments for the first half of 2016 totaled US$1,554.1 million (36% in Ecopetrol S.A. and 64% in affiliates and subsidiaries) distributed as follows:

•	Refining, Petrochemicals and Biofuels (37.6%): Activities to support the startup of the Cartagena Refinery (startup of the 34 plants of the refinery in order to advance to the stabilization phase and carry out the performance tests) and the execution of the Bioenergy S.A. project.

•	Production (37.2%): Drilling plans, especially in the Castilla, Chichimene and Yarigui fields, and completion of facilities at the Gunflint well (Ecopetrol America Inc.).

•	Transportation (16.3%): Ocensa Delta 135 project, San Fernando-Monterrey project at Cenit, and initiatives for the transportation of higher viscosity crude oil.

•	Exploration (7.5%): Completion of Leon well drilling (Ecopetrol America), seismic acquisition Guajira 2 block (Hocol S.A.) and Potiguar block (Ecopetrol Brasil).

b.	Exploration

Exploration in Colombia:

Drilling continued at the Hocol S.A. Payero 1 exploratory well (operated by Equion Energia Limited) in the Niscota block, located in the Llanos Foothills basin (where Hocol S.A. participates with 20%, Total S.A. with 50% and Repsol S.A. with 30%), through the end of the second quarter of 2016. During 2016, Ecopetrol with its partner Anadarko Petroleum Corporation will begin the drilling of the first appraisal well (Purple Angel 1) at Kronos in the fourth quarter of 2016, in order to establish the exploratory potential of the Colombia offshore basin.

Regarding seismic activity, at the end of the quarter Ecopetrol S.A. was running two 2D seismic programs (Ecopetrol 50% interest) in the Caguan-Putumayo basin (Cardon y Nogal 2D) with a total of 137 kilometers, while Hocol S.A. acquired 213 3D kilometers in the Lower Magdalena Valley basin (GUA 2 3D).

In block RC-9 located in the Caribbean Colombia offshore we made progress with the reprocessing of 740 square kilometers of the Talus 3D seismic program (Ecopetrol 50% interest).

"Farmout" Participation Agreements with Parex Resources Inc.:

Ecopetrol signed two participation agreements ("farmouts") with Parex Resources Inc.by which transferred 50% of its stake and the operation of the Mares and Playon blocks in the Middle Magdalena Valley basin onshore in Colombia, with a commitment to advancing exploration activities.

Parex pledged to finance 100% of a work over job for the Coyote-1 well at an estimated cost of US$3 million in the Mares block. In the Playon block, Parex will also assume 100% of the costs of drilling the Boranda-1 well, which were estimated at US$7 million. The participation agreements require approval by the National Hydrocarbon Agency as established in the Exploration and Exploitation Agreements for the Mares and Playon.

International Exploration:

During the second quarter of 2016, Ecopetrol Brasil advanced in the processing of 854 square kilometers in the POT-M-567 block (Ecopetrol 100% stake) for the Potiguar Aquiraz 3D seismic program that was acquired in the first quarter of 2016.

Drilling of the Warrior well located in the Green Canyon area in the Gulf of Mexico (United States) is expected to begin in the third quarter of 2016. Ecopetrol America Inc. has a 20% stake in the block, where it is a partner with Anadarko Petroleum Corporation (65%), who is the operator, and the JX Nippon Oil & Gas Exploration (15%).

c.	Production

Table 15 – Gross Production* Ecopetrol Group**

A	B	C	D	E	F	G	H	I

Ecopetrol S.A. (mboed)	2Q 2016	2Q 2015	∆ (%)	∆ (bls)	1H 2016	1H 2015	∆ (%)	∆ (bls)
Crude Oil	535.8	593.3	(9.7)%	(57.5)	550.6	595.6	(7.6)%	(45.0)
Natural Gas***	110.8	120.9	(8.4)%	(10.1)	117.7	122.5	(3.9)%	(4.8)
Total	646.6	714.2	(9.5)%	(67.6)	668.3	718.1	(6.9)%	(49.8)

Hocol (mboed)	2Q 2016	2Q 2015	∆ (%)	∆(bls)	1H 2016	1H 2015	∆ (%)	∆ (bls)
Crude Oil	18.7	21.1	(11.4)%	(2.4)	17.4	20.6	(15.5)%	(3.2)
Natural Gas	0.6	0.1	500.0%	0.5	0.6	0.1	500.0%	0.5
Total	19.3	21.2	(9.0)%	(1.9)	18.0	20.7	(13.0)%	(2.7)

Savia (mboed)****	2Q 2016	2Q 2015	∆ (%)	∆ (bls)	1H 2016	1H 2015	∆ (%)	∆ (bls)
Crude Oil	4.1	5.0	(18.0)%	(0.9)	4.2	5.0	(16.0)%	(0.8)
Natural Gas	1.2	1.2	0.0%	0.0	1.2	1.2	0.0%	0.0
Total	5.3	6.2	(14.5)%	(0.9)	5.4	6.2	(12.9)%	(0.8)

Equion (mboed)****	2Q 2016	2Q 2015	∆ (%)	∆ (bls)	1H 2016	1H 2015	∆ (%)	∆ (bls)
Crude Oil	12.6	11.5	9.6%	1.1	12.6	10.7	17.8%	1.9
Natural Gas	8.2	8.8	(6.8)%	(0.6)	8.4	8.8	(4.5)%	(0.4)
Total	20.8	20.3	2.5%	0.5	21.0	19.5	7.7%	1.5

Ecopetrol America-K2 (mboed)	2Q 2016	2Q 2015	∆ (%)	∆ (bls)	1H 2016	1H 2015	∆ (%)	∆ (bls)
Crude Oil	2.6	2.8	(7.1)%	(0.2)	2.7	3.1	(12.9)%	(0.4)
Natural Gas	0.4	2.9	(86.2)%	(2.5)	0.6	3.0	(80.0)%	(2.4)
Total	3.0	5.7	(47.4)%	(2.7)	3.3	6.1	(45.9)%	(2.8)

Ecopetrol Corporate Group (mboed)	2Q 2016	2Q 2015	∆ (%)	∆ (bls)	1H 2016	1H 2015	∆ (%)	∆ (bls)
Crude Oil	573.8	633.7	(9.5)%	(59.9)	587.5	635.0	(7.5)%	(47.5)
Natural Gas	121.2	133.9	(9.5)%	(12.7)	128.5	135.6	(5.2)%	(7.1)
Total Group's Production	695.0	767.6	(9.5)%	(72.6)	716.0	770.6	(7.1)%	(54.6)

* Gross production includes royalties and prorated according to Ecopetrol´s stake in each company.

** Figures for Equion and Savia are not consolidated within the Ecopetrol Group.

*** Gas production includes white products.

In line with the objectives set for 2016, in the second quarter, Ecopetrol Group production was 695 mboed. The reduction is mainly explained by the net effect of: 1) the rationalization of drilling activity, 2) the natural decline of the fields, and 3) the temporary suspension of some fields from the first quarter of 2016. Due to the behavior of international crude oil prices and efficiencies achieved by operations, it was not necessary to make any additional suspensions in the second quarter.

During the second quarter of 2016, drilling was reinitiated in the Castilla field, and receiving activities of were completed for the Rubiales and Cusiana fields, whose contribution to production will be reflected starting in the next quarter.

For international production, in July 2016 Ecopetrol America Inc. announced the start of hydrocarbon production in the Gunflint field in the Gulf of Mexico (United States). The total production of the field is estimated to reach more than 20 thousand barrels of oil equivalent per day. Ecopetrol America Inc. owns a 31.5% interest in the field, Noble Energy, Inc. (operator) 31.1%, Samson Offshore Mapleleaf LLC 19.1%, and the Marathon Oil Company 18.2%.

The start of production in this field strengthens Ecopetrol’s position in the Gulf of Mexico, which is key to the Company’s increase in international operations in one of the regions with the greatest potential worldwide.

Table 16 – Net Production* Ecopetrol Group**

A	B	C	D	E	F	G	H	I
Ecopetrol Group (mboed)	2Q 2016	2Q 2015	∆ (%)	∆ (bls)	1H 2016	1H 2015	∆ (%)	∆ (bls)
Crude Oil	495.0	546.3	(9.4)%	(51.3)	506.6	547.5	(7.5)%	(40.9)
Natural Gas***	102.9	112.8	(8.8)%	(9.9)	109.1	114.0	(4.3)%	(4.9)
Total Group's Production	597.9	659.1	(9.3)%	(61.2)	615.7	661.5	(6.9)%	(45.8)

* Net production does not includes royalties and prorated according to Ecopetrol´s stake in each company.

** Equion and Savia do not consolidate within the Group.

*** Gas production includes white products.

Projects to increase recovery factor:

The Company currently has 18 active pilots underway and one being developed for the increase of the recovery factor. 68% of them are operated by Ecopetrol while the remaining is operated by partners. To date, 9 pilots have shown an increase in crude production. Additionally, 12 projects have been accomplished its testing phase and the results are under analysis for a possible future expansion.

The water injection project in the Castilla field continued to provide valuable information related the implementation of this technology in the field. As of the second quarter of 2016, and average 5,500 barrels per day of water had been injected in the target formation showing positive results in the areas impacted by the project. The start of injection is projected for two other patterns during the third quarter of 2016.

In the Chichimene field, the five water injection patterns used thus far have shown positive results as measured by pressure increase and one of them positive production response. Additionally, in this field we began testing another enhanced recovery technology by means of chemically improved water injection.

The information gathered on the performance of the various technologies to increase the recovery factor is a relevant aspect for setting up the Company´s medium and long-term plan.

Production in Main Fields

Table 17 – Average production in Main Fields by Region (mbod) - Net share for Ecopetrol S.A.

A	B	C	D	E	F	G
	2Q 2016	2Q 2015	∆ (%)	1H 2016	1H 2015	∆ (%)
Central Region	87.3	98.1	(11.0)%	90.0	99.2	(9.3)%
1) La Cira-Infantas	18.6	22.9	(18.8)%	18.9	23.9	(20.9)%
2) Casabe	18.5	22.6	(18.1)%	18.9	23.2	(18.5)%
3) Yarigui	17.7	17.4	1.7%	18.1	17.1	5.8%
4) Other	32.5	35.2	(7.7)%	34.1	35.0	(2.6)%
Orinoquía Region	252.7	259.9	(2.8)%	261.7	259.3	0.9%
1) Castilla	123.2	123.1	0.1%	125.8	120.6	4.3%
2) Chichimene	74.2	77.8	(4.6)%	76.1	78.9	(3.5)%
3) Cupiagua	40.2	36.6	9.8%	42.6	35.6	19.7%
4) Other	15.1	22.4	(32.6)%	17.2	24.2	(28.9)%
South Región	28.5	32.9	(13.4)%	29.4	33.8	(13.0)%
1) Huila Area	8.1	8.7	(6.9)%	8.4	9.0	(6.7)%
2) San Francisco Area	6.7	8.3	(19.3)%	6.9	8.4	(17.9)%
3) Tello Area	4.9	4.9	0.0%	4.9	4.9	0.0%
4) Other	8.8	11.0	(20.0)%	9.2	11.5	(20.0)%
Associated Operations*	278.1	323.3	(14.0)%	287.2	325.8	(11.8)%
1) Rubiales	79.9	94.3	(15.3)%	83.2	93.9	(11.4)%
2) Guajira	32.3	44.1	(26.8)%	35.9	45.7	(21.4)%
3) Piedemonte	30.4	28.5	6.7%	30.7	26.7	15.0%
4) Cusiana	29.9	32.8	(8.8)%	30.1	32.8	(8.2)%
5) Caño Limón	26.9	30.6	(12.1)%	27.1	31.3	(13.4)%
6) Quifa	20.7	23.8	(13.0)%	21.2	24.8	(14.5)%
7) Other	58.0	69.2	(16.2)%	59.0	70.6	(16.4)%
Total Ecopetrol S.A.	646.6	714.2	(9.5)%	668.3	718.1	(6.9)%
Direct Operation	368.5	390.9	(5.7)%	384.3	396.8	(3.1)%
Associated Operation	278.1	323.3	(14.0)%	283.9	321.3	(11.6)%
Hocol
1) Ocelote	11.5	13.7	(16.1)%	10.7	13.7	(21.9)%
2) Other	7.8	7.5	4.0%	7.3	7.0	4.3%
Equión**
1) Piedemonte	15.5	14.5	6.9%	15.5	13.6	14.0%
2) Tauramena / Rio Chitamena	4.1	4.6	(10.9)%	4.2	4.6	(8.7)%
3) Other	1.2	1.2	0.0%	1.3	1.3	0.0%
Savia**
1) Lobitos	2.2	2.3	(4.3)%	2.2	2.2	0.0%
2) Peña Negra	2.0	2.7	(25.9)%	2.1	2.7	(22.2)%
3) Other	1.1	1.2	(8.3)%	1.1	1.3	(15.4)%
Ecopetrol America Inc.
1) Dalmatian	1.5	4.5	(66.7)%	1.7	4.8	(64.6)%
2) k2	1.5	1.2	25.0%	1.6	1.3	23.1%

 * Fields previously classified as minor fields belong to the Associated Operation Vicepresidency regardless the type of operation.

** Figures for Equion and Savia are not consolidated within the Ecopetrol Group.

Table 18 – Production by Ecopetrol Group – By type of Crude (mbod)

A	B	C	D	E	F	G
	2Q 2016	2Q 2015	∆ (%)	1H 2016	1H 2015	∆ (%)
Light	63.0	63.9	(1.4)%	64.2	62.0	3.5%
Medium	186.1	214.4	(13.2)%	188.0	217.5	(13.6)%
Heavy	324.7	355.4	(8.6)%	335.3	355.5	(5.7)%
Total	573.8	633.7	(9.5)%	587.5	635.0	(7.5)%

Lifting Cost

The lifting cost per barrel produced by the Ecopetrol Group, excluding production corresponding to royalties, was US$5.36/barrel for the second quarter of 2016, a decrease of US$2.11/barrel compared to US$7.47/barrel in the same period in 2015, due to:

•	Cost Effect: A US$1.50/barrel decrease in operating cost for Ecopetrol, Hocol and Ecopetrol America Inc., derived from the following cost optimization strategies: 1) fewer well interventions due to subsoil strategies, 2) improvements in maintenance routines and equipment reliability, and 3) substitution of 50% of the diesel-powered electricity and lower energy fees.

•	Volume Effect: An increase US$0.45/barrel due to lower production volume.

•	Exchange Rate Effect (or “TRM” for its Spanish acronym): A decrease of US$1.06/barrel in lifting costs due to the conversion of costs denominated in Colombian pesos to U.S. dollars at a higher exchange rate for Colombian pesos to U.S. dollars, which increased COP$493.6/US$1 as compared to the second quarter of 2015 (COP$2,994.7/US$1 in 2016 as compared to COP$2,501.1/US$1 in 2015).

Lifting cost for the Ecopetrol Group during the first six months of 2016 was US$5.10/barrel. The portion of lifting cost denominated in U.S. dollars is 14%.

d.	Transport

Table 19 – Volumes Transported (mbod)

A	B	C	D	E	F	G
	2Q 2016	2Q 2015	∆ (%)	1H 2016	1H 2015	∆ (%)
Crude	868.7	979.4	(11.3)%	910.1	1000.7	(9.1)%
Refined Products	257.9	250.0	3.2%	260.2	251.5	3.5%
Total	1,126.6	1,229.4	(8.4)%	1,170.3	1,252.2	(6.5)%

Note: figures correspond to volumes transported to the Ecopetrol Group and to third parties.

The volume of crude oil transported through the main pipeline systems of Cenit and its subsidiaries during the second quarter of 2016 decreased 11.3% compared to the same period in the prior year, mainly due to lower production of hydrocarbons in the country, which resulted in a decrease in the volumes transported in most systems. Of the total volume of crude transported by Cenit’s pipelines during the second quarter of 2016, approximately 69% was crude owned by Ecopetrol.

The volume of refined products transported by Cenit during the second quarter of 2016 increased by 3.2% compared to the same period in the prior year, as a result of: 1) increased use of the Cartagena - Barranquilla system for fuel supply inside the country, particularly in the border area with Venezuela, 2) increased use of evacuation systems in the Barrancabermeja Refinery for domestic supply, and 3) an increase in transportation to Bucaramanga to fill demand in the area along the Venezuelan border. Of the total volume of refined products transported by Cenit’s pipelines during the second quarter of 2016, approximately 18% was refined products owned by Ecopetrol.

Progress in Projects during the Second Quarter of 2016:

•	SAN FERNANDO – MONTERREY

Construction continues at the San Fernando station that is expected to be completed in the fourth quarter of 2016. Four crude storage tanks each of 150 mb of capacity and a naphtha tank of 220 mb were built at the station.

•	COSTA NORTE - GALÁN

The expansion to 130 mbd from 90 mbd began to operate in the second quarter allowing the increase in the transport of naphtha and refined products from the Pozos Colorados port, located at the Caribbean coast, to the inner part of the country.

•	TRANSPORTATION INITIATIVE FOR HIGHER VISCOSITY CRUDE

Investments were sanctioned to allow pipeline transportation of crude oil with a viscosity of 600 cSt. Additionally, a dilution scheme was approved for Coveñas that enables the sale of crude oil at a viscosity of 405 cSt. This project will support the transportation of more viscous crude, reducing dilution costs for senders both in the purchase naphtha and in its transport by pipeline to the fields.

•	OCENSA P135

This project continues its execution and is expected to expand capacity in the second half of 2016.

Cost per Barrel Transported

The cost per barrel transported by the Ecopetrol Group companies for the period of April – June 2016 was US$3.85/barrel, a US$0.99/barrel decrease as compared to US$4.84/barrel in the same period in the prior year as a result of the following factors:

•	Cost Effect: A decrease of US$0.23/barrel due to optimizations in operation and maintenance as well as efficiencies achieved in the transport systems. In addition, there have been further synergies at the support areas.

•	Exchange Rate (TRM) Effect: A decrease of US$0.76/barrel due to the conversion of costs denominated in Colombian pesos to U.S. dollars at a higher exchange rate for Colombian pesos to U.S. dollars, which increased COP$493.6/US$1 as compared to the second quarter of 2015 (COP$2,994.7/US$1 in 2016 as compared to COP$2,501.1/US$1 in 2015).

The cost per barrel transported in the period of January – June 2016 was US$3.63/barrel. The portion in U.S. dollars of the cost per barrel transported to the Ecopetrol Group is 9%.

e.	Refining

1) Reficar (Cartagena Refinery):

During July 2016, Reficar reached the startup goal for the expansion project of its 34 operational units, with the startup of the alkylation unit. Once this unit is stabilized will produce 9,500 bpd of alkylate, a component of high octane non-sulfur gasoline that will help optimize the profit margin per barrel of crude oil processed.

This unit’s production will be used to meet domestic demand for premium gasoline and the surplus will be allocated to the export market. With the production of high octane or premium gasoline, Reficar’s fulfill its portfolio of products including aviation fuel (Jet), gasoline, low and ultra-low sulfur diesel, Liquefied Petroleum Gas (LPG), naphtha, propylene, arotar, liquid sulfur and petroleum coke.

Reficar´s local sales volume (excluding intersegment sales) increased by 20%, from 38.6 mboed in the first half of 2015 to 46.3 mboed in the first half of this year, mainly explained by the sale of diesel, jet, kerosene, gasoline and petrochemical products such as sulphur, light cycle oil, arotar and propylene, products that were not sold the prior year. In addition, 75.7 mboed were exported by Reficar during the semester.

Upon completion of unit startups, the stabilization and performance testing stage will begin, in which the Cartagena Refinery operating and technical team will seek to verify the design capabilities of the units, check their operating limits, set up the proper feedstock and coordinate operations to maximize economic benefits at the refinery.

Once the stabilization process is concluded the baseline for expected future performance will be defined.

Ecopetrol and BP Alliance:

During the month of July, Ecopetrol and BP Products North America Inc. signed a Marketing Agreement to select the best diet of domestic and imported crudes, and thus maximize profitability in the sale of fuels and refined products from the Cartagena Refinery.

Each refinery is unique and its 'fingerprint' is given by specific factors such as its supporting technology, processing capabilities, and the raw material or 'diet' with which fuel and other petroleum products are prepared. That's why this process becomes crucial in configuring the refinery.

The refinery’s new technology allows adapting production to market conditions, i.e., seizing market opportunities. In addition, its geographical location makes it easy to import crude and export products to destinations like the United States, Asia and Europe.

The agreement will also exploit BP’s knowledge and experience as one of the largest marketers and refiners of crude in the world, to optimize the processes of planning, selection and purchase of crude and maximize profitability in the refinery’s operation.

2)	Barrancabermeja Refinery:

Table 20 – Refinery Runs, Utilization Factor and Production

A	B	C	D	E	F	G
	2Q 2016	2Q 2015	∆ (%)	1H 2016	1H 2015	∆ (%)
Refinery runs* (mbod)	216.4	226.1	(4.3)%	215.2	225.4	(4.6)%
Utilization factor (%)	71.7%	77.1%	(7.0)%	76.0%	78.7%	(3.4)%
Production (mboed)	217.4	227.1	(4.3)%	216.4	226.8	(4.6)%

 * Includes volumes loaded in the refinery, not total volumes received.

The Barrancabermeja Refinery’s crude load decreased by 9.7 mbod in the second quarter of 2016 as compared to the same period in the prior year as a result of limitations due to a higher portion of heavy oil in the mix of processed crude. Due to El Niño climate phenomenon, use of complex units was reduced, which impacted the utilization factor, mainly during the month of April.

Further, the Barrancabermeja Refinery’s production of refined products decreased during the second quarter of 2016 as compared to the same period in the prior year, in line with lower crude oil loading.

Costs and Margins in the Refining Segment

The operating cash cost for the Ecopetrol Group, which includes operation of the Barrancabermeja Refinery and Propilco, was US$4.33/barrel for the second quarter of 2016, a US$0.22/barrel decrease as compared to US$4.55/barrel in the same period in the prior year, due to:

•	Costs Effect: An increase of US$0.47/barrel due to the combined effect of:

o	A US$2.36/barrel increase in operating costs in Propilco associated with an increase in volume produced and sold offset by a 3% increase in revenues and 10% in gross profit as a result of a higher margin by ton versus the second quarter of 2015.

o	A US$1.89/barrel decrease in fixed costs associated with optimization strategies in maintenance, operating costs and support services.

•	Volume Effect: An increase of US$0.16/barrel due to higher costs associated with a lower recorded load.

•	Exchange Rate (TRM) Effect: A decrease of US$0.85/barrel due to the conversion of costs denominated in Colombian pesos to U.S. dollars at a higher exchange rate for Colombian pesos to U.S. dollars, which increased COP$493.6/US$1 as compared to the second quarter of 2015 (COP$2,994.7/US$1 in 2016 as compared to COP$2,501.1/US$1 in 2015).

The operating cash cost in the first half of 2016 was US$3.92/barrel. The portion in U.S. dollars corresponding to refining costs is 16%.

Table 21 – Refining Margin

A	B	C	D	E	F	G
	2Q 2016	2Q 2015	∆ (%)	1H 2016	1H 2015	∆ (%)
Refining Margin (USD/bl)	13.5	17.2	(21.5)%	13.8	17.8	(22.5)%

The 22% decrease in gross refining margin at the Barrancabermeja Refinery for the second quarter of 2016 as compared to the second quarter of 2015 was mainly due to lower price differentials of refined products versus crude oil, in line with the international market trends.

III.	Organizational Consolidation, Corporate Responsibility and Corporate Governance (Ecopetrol S.A.)

a.	Organizational Consolidation

Table 22 –HSE Performance (Health, Safety and Environmental)

A	B	C	D	E
HSE*	2Q 2016	2Q 2015	1H 2016	1H 2015
Accident Frequency Index (accidents per million labor hours)	0.28	0.46	0.31	0.39
Environmental Incidents	1	1	1	4

*Results are subject to revision due to the fact that some figures may be reclassified, depending on the final results of the respective investigations.

The commitment to life is our priority, so we work every day to have a safe operation with no accidents that can damage people, environment or facilities. In line with this commitment, Ecopetrol has exhibited a sustained improvement in safety performance, reporting the best HSE result of the last four years in the second quarter of 2016.

Science and Technology:

During the second quarter of 2016, the Superintendence of Industry and Commerce, on behalf of the Colombian government, granted Ecopetrol two patents, each with a term of 20 years. With the addition of these patents, the Company has 73 patents in force granted, maintaining its place as the domestic company with most patents in the country. The two patents granted in the second quarter of 2016 are:

o	A valve and calibration process for the float, to drain water storage tanks in hydrocarbon refineries, pumping stations and production fields.

o	A process for cleaning pipes and pipelines by suspended polyethylene particles and gels.

b.	Corporate Responsibility

Social Investment:

In the second quarter of 2016, Ecopetrol invested resources in the amount of COP$1,242 million in social projects. The resources were allocated for education and culture programs. As of June 30, 2016, the sum of resources invested in social projects in 2016 was COP$4,150 million, of which COP$3,733 million was earmarked for education and culture programs and COP$417 million for regional competitiveness.

IV.	Presentations on the Quarterly Results

Ecopetrol management will conduct two online presentations to review the results of the second quarter 2016:

Spanish	English
August 17, 2016	August 17, 2016
9:00 a.m. Bogota	10:30 a.m. Bogota
10:00 a.m. New York and Toronto (EDT)	11:30 a.m. New York and Toronto (EDT)

The webcast will be available on the Ecopetrol website: www.ecopetrol.com.co

Please check if your browser allows normal operation of the online presentation. We recommend the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) is the largest company in Colombia based on revenue, assets and net worth. Ecopetrol is the only vertically integrated Colombian oil and gas company with stakes in operations in Colombia, Brazil, Peru and the United States (Gulf of Mexico).

Its subsidiaries include the following companies: Andean Chemicals Limited, Bioenergy S.A., Bionergy Zona Franca S.A.S., Black Gold Re Ltd, Cenit Transporte y Logística de Hidrocarburos S.A.S., Ecopetrol America, Inc., Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil Ltda, ECP Oil and Gas Germany GmbH, Ecopetrol Capital AG, Ecopetrol Global Energy S.L.U., Ecopetrol Global Capital S.L.U., Equion Energía Limited, Hocol Petroleum Limited, Hocol S.A., Oleoducto de los Llanos Orientales S.A., Propilco S.A., Compounding and Masterbatching Industry Ltda - COMAI, Oleoducto Bicentenario de Colombia S.A.S., Oleoducto Central S.A. - OCENSA, Oleoducto de Colombia S.A. - ODC, Refinería de Cartagena S.A., Santiago Oil Company, Colombia Pipelines Limited, SENTO S.A.S. y PROYECTOS ODC N1 S.A.S.

Ecopetrol S.A. is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. Ecopetrol is majority-owned by the Republic of Colombia (88.5%) and its shares are traded on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.) under the ticker symbol ECOPETROL, and on the New York Stock Exchange under the ticker symbol EC. Ecopetrol has three business segments: 1) exploration and production, 2) transport and logistics and 3) refining, petrochemicals and biofuels.

Forward-looking Statements

This release may contain forward-looking statements related to the prospects of the business, estimates of operating and financial results, and growth forecasts for Ecopetrol. These are projections, and, as such, are based solely on the expectations of management with regard to the future of the company and its continuous access to capital to finance the company’s business plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, and the performance of the Colombian economy and industry, among other factors. Therefore, they are subject to change without prior notice.

Contacts:

Director of Corporate Finance and Investor Relations (A)

Lina María Contreras

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

V.	Ecopetrol Group Exhibits

Table 1 – Local Purchases and Imports

A	B	C	D	E	F	G
1) Local Purchases (mboed)	2Q 2016	2Q 2015	∆ (%)	1H 2016	1H 2015	∆ (%)
Crude Oil*	158.9	179.4	(11.4)%	163.3	185.0	(11.7)%
Natural Gas**	2.7	1.9	42.1%	2.7	2.0	35.0%
Refined Products	5.8	8.6	(32.6)%	5.5	10.5	(47.6)%
Diluent	(1.0)	1.6	(162.5)%	0.3	1.4	(78.6)%
Total	166.4	191.5	(13.1)%	171.8	198.9	(13.6)%

2) Imports (mboed)	2Q 2016	2Q 2015	∆ (%)	1H 2016	1H 2015	∆ (%)
Crude Oil	64.6	0.0	0.0%	50.6	0.0	0.0%
Refined Products	106.1	117.1	(9.4)%	109.7	121.1	(9.4)%
Diluent	49.3	66.6	(26.0)%	55.6	64.4	(13.7)%
Total	220.0	183.7	19.8%	215.9	185.5	16.4%

* Includes purchases of royalties and purchases from third parties.

** Does not include purchases of royalties due to a regulatory change.

Table 2 – Consolidated Income Statement

A	B	C	D	E
COP$ Billion	2Q 2016*	2Q 2015*	1H 2016*	1H 2015*
Revenue
Local Sales	6,114	6,274	12,146	12,101
Export Sales	5,637	7,735	10,090	14,209
Total Revenue	11,751	14,009	22,236	26,310
Cost of Sales
Variable Costs	6,255	7,077	11,750	13,514
Imported products	2,347	2,919	4,567	5,684
Purchase of Hydrocarbons	2,033	1,970	3,295	3,531
Depreciation, Amortization and Depletion	1,208	1,311	2,397	2,490
Hydrocarbon Transportation Services	216	207	450	527
Inventories and other	451	670	1,041	1,282
Fixed Costs	2,092	2,344	4,043	4,462
Depreciation	580	321	1,033	652
Contracted Services	469	636	1,054	1,296
Maintenance	418	598	726	999
Labor Costs	377	399	659	775
Other	248	390	571	740
Total Cost of Sales	8,347	9,421	15,793	17,976
Gross Income	3,404	4,588	6,443	8,334
Operating Expenses	923	1,039	2,363	2,427
Administration expenses	666	787	2,022	2,091
Exploration and Projects expenses	257	252	341	336
Operating Income	2,481	3,549	4,080	5,907
Finance result, net	(366)	(779)	(502)	(2,309)
Foreign exchange, net	375	(452)	1,000	(1,626)
Interest, net	(549)	(146)	(1,147)	(392)
Financial Income/Loss	(192)	(181)	(355)	(291)
Share of profit of companies	(4)	47	(31)	47
Income before income tax	2,111	2,817	3,547	3,645
Income Tax	(1,122)	(1,121)	(1,947)	(1,593)
Net Income Consolidated	989	1,696	1,600	2,052
Non-controlling interest	(202)	(189)	(450)	(385)
Net income attributable to Owners of Ecopetrol	787	1,507	1,150	1,667

EBITDA	4,522	5,522	8,659	10,304
EBITDA Margin	38.5%	39.4%	38.9%	39.2%

* These figures are included for illustration purposes only. Unaudited.

Some figures presented for prior periods were reclassified for comparative purposes.

Table 3 – Consolidated Balance Sheet

A	B	C
COP$ Billion	June 30, 2016	March 31, 2016

Assets
Current assets
Cash and cash equivalents	7,918	7,636
Trade and other receivables	3,672	3,100
Inventories	3,158	2,861
Current tax assets	4,840	4,334
Financial assets held for sale	276	1,038
Other financial assets	1,619	177
Other assets	1,004	1,310
Total current assets	22,487	20,456

Non-current assets
Investments in associates and joint ventures	1,746	1,865
Trade and other receivables	867	627
Property, plant and equipment	62,258	63,290
Natural and environmental resources	23,309	23,969
Intangibles	388	389
Deferred tax assets	7,682	8,282
Other non-current assets	2,666	2,870
Total non-current assets	98,916	101,292
Total assets	121,403	121,748

Liabilities
Current liabilities
Loans and borrowings	4,924	5,101
Trade and other payables	5,238	5,090
Provision for employees benefits	1,289	1,276
Current tax liabilities	2,278	3,775
Accrued liabilities and provisions	654	655
Other liabilities	351	376
Total current liabilities	14,734	16,273

Non-current liabilities
Loans and borrowings	48,509	48,039
Trade and other payables	11	2
Provision for employees benefits	2,160	2,667
Deferred tax liabilities	3,752	3,822
Accrued liabilities and provisions	5,553	5,506
Other long-term liabilities	384	432
Total non-current liabilities	60,369	60,468
Total liabilities	75,103	76,741
Total Liabilities
Equity
Equity attributable to owners of the Company	44,514	43,282
Non-controlling interests	1,786	1,725
Total Equity	46,300	45,007
Total liabilities and equity	121,403	121,748

* These figures are included for illustration purposes only. Unaudited.

Table 4 – Comprehensive income – Ecopetrol Consolidated

A	B	C	D	E
COP$ Billion	2Q 2016*	2Q 2015*	1H 2016*	1H 2015*
Net income consolidated	989	1,696	1,600	2,052
Components of other comprehensive income, net of taxes
Accumulated foreign currency translation	(676)	248	(1,679)	1,396
Net fair value gain (Loss) on available-for-sale financial assets	(24)	(27)	101	(145)
Cash flow hedges for future exports	591	-	1,102	-
Hedge of a net investment in foreign operation	207	-	207	-
Cash flow hedges - derivative financial instruments	-	(3)	45	(3)
Remeasurement of defined benefit obligation	354	(132)	229	(46)
Others	(4)	-	(9)	-
Total other comprehensive income	448	86	(4)	1,202
Total Comprehensive income	1,437	1,782	1,596	3,254
Attributable to:
Shareholders	1,237	1,580	1,184	2,837
Non-controlling interests	200	202	412	417
	1,437	1,782	1,596	3,254

* Unaudited information

Table 5 – Consolidated Cash Flow Statement

A	B	C	D	E
COP$ Billion	2Q 2016*	2Q 2015*	1H 2016*	1H 2015*

Cash flow provided by operating activities:
Net income attributable to Owners of Ecopetrol S.A.	787	1,507	1,150	1,667
Adjustments to reconcile net income to cash provided by operating activities:
Non-controlling interests	202	189	450	385
Income tax	1,122	1,121	1,947	1,593
Depreciation, depletion and amortization	1,863	1,661	3,576	3,248
Foreign exchange (gain) loss	(375)	452	(1,000)	1,626
Finance costs recognised in profit or loss	801	441	1,614	867
Gain on disponsal of non-current assets	7	19	30	19
Impairment of assets	(47)	114	45	156
Fair value (gain) on financial assets valuation	(19)	(63)	7	(2)
Share or profit os associates and joint ventures	4	(47)	31	(47)
Dry wells	76	206	154	248
Gain on sale of equity instruments measured at fair value	12	-	13	-
Realized foreign exchange cash flow hedges	265	-	399	-
Net changes in operating assets and liabilities	(889)	(1,543)	(450)	(2,236)
Income tax paid	(3,036)	(3,245)	(3,390)	(3,371)
Cash provided by operating activities	773	812	4,576	4,153

Cash flows from investing activities:
Investment in property, plant and equipment	(611)	(1,396)	(1,454)	(3,485)
Investment in natural and environmental resources	(318)	(2,020)	(965)	(2,952)
Payments for intangibles	(26)	(30)	(36)	(37)
Proceeds from sales of equity instruments measured at fair value	725	-	725	-
(Purchases) sales of other financial assets	(1,130)	(1,359)	(1,177)	(2,229)
Interest received	95	108	164	181
Dividends received	31	111	31	111
Proceeds from sales of assets	2	10	87	25
Net cash used in investing activities	(1,232)	(4,576)	(2,625)	(8,386)

Cash flows from financing activities:
Proceeds (repayment of) from borrowings	1,626	2,803	2,414	7,298
Interest paid	(647)	(302)	(1,243)	(705)
Dividends paid	(47)	(646)	(1,105)	(827)
Net cash provided (used) in financing activities	932	1,855	66	5,766
Exchange difference in cash and cash equivalents	(191)	253	(649)	736
Net increase in cash and cash equivalents	282	(1,656)	1,368	2,269
Cash and cash equivalents at the beginning of the period	7,636	10,941	6,550	7,016
Cash and cash equivalents at the end of the period	7,918	9,285	7,918	9,285

* These figures are included for illustration purposes only. Unaudited.

Some figures presented for prior periods were reclassified for comparative purposes.

Table 6 – Reconciliation of EBITDA, Ecopetrol Consolidated

A	B	C		D	E
COP$ Billion	2Q 2016	2Q 2015*	1Q 2016*	1H 2016	1H 2015*
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	787	1,507	363	1,150	1,667
+ Depreciation, depletion and amortization	1,863	1,661	1,713	3,576	3,248
+/- Impairment of non-current assets	3	6	56	59	12
+/- Finance results, net	366	779	136	502	2,309
+ Income tax	1,122	1,121	825	1,947	1,593
+ Other taxes	179	259	796	975	1,090
+/-Non-controlling interest	202	189	248	450	385
CONSOLIDATED EBITDA	4,522	5,522	4,137	8,659	10,304

* Ebitda calculated base on the new methodology adopted by the Company in September, 2015.

* These figures are included for illustration purposes only. Unaudited.

Table 7 – Reconciliation of EBITDA by Segment. Second Quarter 2016

A	B	C	D	E	F
	2Q - 2016
COP$ Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	353	(347)	779	2	787
+ Depreciation, depletion and amortization	1,252	375	236	-	1,863
+/- Impairment of non-current assets	(1)	4	-	-	3
+/- Finance results, net	132	316	(27)	(55)	366
+ Income tax	202	157	762	1	1,122
+ Other taxes	48	120	11	-	179
+/-Non-controlling interest	-	-	202	-	202
CONSOLIDATED EBITDA	1,986	625	1,963	(52)	4,522

These figures are included for illustration purposes only. Unaudited.

Table 8 – Reconciliation of EBITDA by Segment. Second Quarter 2015

A	B	C	D	E	F
	2Q - 2015 *
COP$ Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	636	296	630	(55)	1,507
+ Depreciation, depletion and amortization	1,365	112	184	-	1,661
+/- Impairment of non-current assets	5	1	-	-	6
+/- Finance results, net	610	(30)	287	(88)	779
+ Income tax	496	163	462	-	1,121
+ Other taxes	129	72	58	-	259
+/-Non-controlling interest	-	-	189	-	189
CONSOLIDATED EBITDA	3,241	614	1,810	(143)	5,522

* Ebitda calculated base on the new methodology adopted by the Company in September, 2015.

These figures are included for illustration purposes only. Unaudited.

Table 9 – Reconciliation of EBITDA by Segment. First Half 2016

A	B	C	D	E	F
	1H 2016
COP$ Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	(41)	(477)	1,682	(14)	1,150
+ Depreciation, depletion and amortization	2,471	622	483	-	3,576
+/- Impairment of non-current assets	(2)	61	-	-	59
+/- Finance results, net	9	337	108	48	502
+ Income tax	53	368	1,525	1	1,947
+ Other taxes	467	297	211	-	975
+/-Non-controlling interest	-	(3)	453	-	450
CONSOLIDATED EBITDA	2,957	1,205	4,462	35	8,659

These figures are included for illustration purposes only. Unaudited.

Table 10 – Reconciliation of EBITDA by Segment. First Half 2015

A	B	C	D	E	F
	1H 2015*
COP$ Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	471	(2)	1,300	(102)	1,667
+ Depreciation, depletion and amortization	2,588	249	411	-	3,248
+/- Impairment of non-current assets	6	6	-	-	12
+/- Finance results, net	1,812	340	140	17	2,309
+ Income tax	427	112	1,054	-	1,593
+ Other taxes	538	307	245	-	1,090
+/-Non-controlling interest	-	(2)	387	-	385
CONSOLIDATED EBITDA	5,842	1,010	3,537	(85)	10,304

* Ebitda calculated base on the new methodology adopted by the Company in September, 2015.

These figures are included for illustration purposes only. Unaudited.

Table 11 – Sensitization of net income 1Q 2015

The following table shows what the net income attributable to the owners of Ecopetrol for the first quarter of 2015 would be if including head accounting since January first. The head accounting policy was approved and recorded during the third quarter of 2015.

A	B	C	D
COP$ Billion	1Q 2015	2Q 2015	1H 2015
Net income reported	160	1,507	1,667
Impact on:
Financial results (a)	984	39	1,023
Revenue (b)	(12)	(30)	(42)
Deferred Income tax ( c)	(395)	(9)	(404)
Total impacts	577	-	577

Net income under Local IFRS restated	737	1,507	2,244

a) The effect of the hedge accounting over the portion of debt used as hedging instrument (US$5,440 million) whose exchange differences are recognized in Other Comprehensive Income of Shareholder Equity.
(b) Recognition in the period’s result of the exchange differences of debt and revenues once crude export earnings are realized.
(c) The impact on deferred income tax is the result of the recognition of temporary differences in the exchange difference treatment in terms of accounting and taxation.

VI.	Exhibits of Subsidiary Results and Shareholder Interest

Exploration and Production

1.	Hocol

Table 12 – Income Statement

A	B	C	D	E
COP$ Billion	2Q 2016	2Q 2015	1H 2016	1H 2015
Local Sales	65	158	158	231
Export Sales	119	154	280	361
Total Sales	184	312	438	592
Variable Costs	56	122	250	271
Fixed Costs	68	120	135	204
Cost of Sales	124	242	385	475
Gross Profits	60	70	53	117
Operating Expenses	48	42	76	91
Operating Income	12	28	(23)	26
Financial Income/Loss	10	2	16	(3)
Share of profit of companies[1]	14	13	31	26
Income before income tax	36	43	24	49
Income Tax	17	(3)	6	(40)
Net Income	53	40	30	9

EBITDA[2]	104	145	151	265
EBITDA Margin	57%	46%	34%	45%

1 For purposes of comparison with 2016 figures, net income for the periods shown 2015 includes equity method, whose implementation took effect from December 2015 with the decree of Dic.23 2496/2015

2 Ebitda calculated base on the new methodology adopted by the Company in September, 2015.

Table 13 – Balance Sheet

A	B	C
(COP$ Billion)	June 30, 2016	March 31, 2016
Current Assets	903	1,145
Non Current Assets	2,301	2,176
Total Assets	3,204	3,321
Current Liabilities	629	718
Non-urrent Liabilities	174	180
Total Liabilities	803	898
Equity	2,401	2,423
Total liabilities and equity	3,204	3,321

2.	Savia Peru

Table 14 – Income Statement*

A	B	C	D	E
USD million	2Q 2016	2Q 2015	1H 2016	1H 2015
Local Sales	28.6	50.2	43.3	77.1
Export Sales	-	-	-	-
Total Sales	28.6	50.2	43.3	77.1
Variable Costs	16.2	23.5	27.9	41.7
Fixed Costs	26.7	26.1	37.2	39.3
Cost of Sales	42.9	49.6	65.1	81.0
Gross Profits	(14.3)	0.6	(21.8)	(3.9)
Other income (expenses) operating	1.1	(10.5)	(5.1)	(20.0)
Operating Income	(13.2)	(9.9)	(26.9)	(23.9)
Financial Income/Loss	(1.6)	(0.7)	(2.4)	(1.0)
	-
Income before income tax	(14.8)	(10.6)	(29.3)	(24.9)
Income Tax	4.3	5.1	7.0	6.0
Net Income	(10.5)	(5.5)	(22.3)	(18.9)

EBITDA[1]	2.1	13.3	0.7	17.0
EBITDA Margin	7%	26%	2%	22%

* The figures cover the period from 1 March and 31 May for each of the years

1 Ebitda calculated base on the new methodology adopted by the Company in September, 2015.

Table 15 – Balance Sheet

A	B	C
US$ million	May 31, 2016	February 29, 2016
Current Assets	104	102
Non Current Assets	637	649
Total Assets	740	752
Current Liabilities	49	157
Non-urrent Liabilities	235	126
Total Liabilities	284	283
Equity	457	469
Total liabilities and equity	740	752

3.	Equion

Table 16 – Income Statement*

A	B	C	D	E
COP$ Billion	2Q 2016	2Q 2015	1H 2016	1H 2015
Local Sales	80	82	165	156
Export Sales	230	239	411	407
Total Sales	310	321	576	563
Variable Costs	212	171	448	326
Fixed Costs	37	51	73	90
Cost of Sales	249	222	521	416
Gross Profits	61	99	55	147
Other income (expenses) operating	(15)	20	(36)	(11)
Operating Income	46	119	19	136
Financial Income/Loss	5	1	25	20
	-	-	-	-
Income before income tax	51	120	44	156
Income Tax	(75)	(40)	(92)	(56)
Net Income	(24)	80	(48)	100

EBITDA[1]	244	245	437	422
EBITDA Margin	79%	76%	76%	75%

*Includes adjustment and reclassifications for the approval of accounting policies Business Group.

1 Ebitda calculated base on the new methodology adopted by the Company in September, 2015.

Table 17 – Balance Sheet

A	B	C
(COP$ Billion)	June 30, 2016	March 31, 2016
Current Assets	1,097	959
Non Current Assets	1,624	2,051
Total Assets	2,721	3,010
Current Liabilities	504	535
Non-urrent Liabilities	223	110
Total Liabilities	727	645
Equity	1,994	2,365
Total liabilities and equity	2,721	3,010

Refining and Petrochemical

1.	Essentia (Propilco)

Table 18 – Sales Volumes

A	B	C	D	E

Sales volumes (tons)	1Q 2016	1Q 2015	1H 2016	1H 2015
Polypropylene	107,651	105,651	226,507	206,665
Masterbatch	3,473	2,998	7,900	6,376
Polyethylene	6,406	9,960	12,432	17,804
Total	117,529	118,609	246,839	230,845

Table 19 – Income Statement

A	B	C	D	E
COP$ Billion	2Q 2016	2Q 2015	1H 2016	1H 2015
Local Sales	163	178	359	344
Export Sales	282	256	600	517
Total Sales	445	434	959	861
Variable Costs	309	341	665	710
Fixed Costs	24	20	50	44
Cost of Sales	333	361	715	754
Gross Profits	112	73	244	107
Operating Expenses	38	35	81	74
Operating Income	74	38	163	33
Financial Income/Loss	-	(31)	(1)	(9)
Share of profit of companies[1]	26	12	45	26
Income before income tax	100	19	207	50
Income Tax	(31)	(15)	(64)	(8)
Net Income	69	4	143	42

EBITDA[2]	81	44	182	52
EBITDA Margin	18.2%	10.1%	19.0%	6.0%

1 For purposes of comparison with 2016 figures, net income for the periods shown 2015 includes equity method, whose implementation took effect from December 2015 with the decree of Dic.23 2496/2015

2 Ebitda calculated base on the new methodology adopted by the Company in September, 2015.

Table 20 – Balance Sheet

A	B	C
(COP$ Billion)	June 30, 2016	March 31, 2016
Current Assets	861	895
Non Current Assets	1,010	1,002
Total Assets	1,871	1,897
Current Liabilities	380	456
Non-urrent Liabilities	97	95
Total Liabilities	477	551
Equity	1,394	1,346
Total liabilities and equity	1,871	1,897

2.	Reficar

Table 21 – Sales Volume

A	B	C	D	E
Sales Volume (mboed)	2Q 2016	2Q 2015	1H 2016	1H 2015
Local	48.5	38.8	47.9	38.6
International	85.1	0.0	75.7	0.0
Total	133.5	38.8	123.6	38.6

Table 22 – Income Statement

A	B	C	D	E
COP$ Billion	2Q 2016	2Q 2015	1H 2016	1H 2015
Local Sales	708	692	1,374	1,320
Export Sales	768	-	1,342	-
Total Sales	1,476	692	2,716	1,320
Variable Costs	1,510	670	2,700	1,238
Fixed Costs	198	42	332	88
Cost of Sales	1,708	712	3,032	1,326
Gross Profits	(232)	(20)	(316)	(6)
Operating Expenses	212	143	501	339
Operating Income	(444)	(163)	(817)	(345)
Financial Income/Loss	(149)	45	(261)	44
	-	-	-	-
Income before income tax	(593)	(118)	(1,078)	(301)
Income Tax	45	6	63	32
Net Income	(548)	(112)	(1,015)	(269)

EBITDA[1]	(175)	(118)	(350)	(189)
EBITDA Margin	-12%	-17%	-13%	-14%

1 Ebitda calculated base on the new methodology adopted by the Company in September, 2015.

Table 23 – Balance Sheet

A	B	C
(COP$ Billion)	June 30, 2016	March 31, 2016
Current Assets	1,498	1,520
Non Current Assets	24,660	25,351
Total Assets	26,158	26,871
Current Liabilities	2,279	2,179
Non-urrent Liabilities	14,929	15,727
Total Liabilities	17,208	17,906
Equity	8,950	8,965
Total liabilities and equity	26,158	26,871

Transportation

1.	Cenit

Table 24 – Income Statement

A	B	C	D	E
COP$ Billion	2Q 2016	2Q 2015	1H 2016	1H 2015
Local Sales	982	909	2,079	1,810
Export Sales	-	-	-	-
Total Sales	982	909	2,079	1,810
Variable Costs	69	(22)	95	70
Fixed Costs	444	593	793	948
Cost of Sales	513	571	888	1,018
Gross Profits	469	338	1,191	792
Operating Expenses	25	32	167	154
Operating Income	444	306	1,024	638
Financial Income/Loss	37	(61)	2	101
Share of profit of companies[1]	409	402	941	844
Income before income tax	890	647	1,967	1,583
Income Tax	(202)	(32)	(404)	(235)
Net Income	688	615	1,563	1,348

EBITDA[2]	548	412	1,337	945
EBITDA Margin	55.8%	45.3%	64.3%	52.2%

1 For purposes of comparison with 2016 figures, net income for the periods shown 2015 includes equity method, whose implementation took effect from December 2015 with the decree of Dic.23 2496/2015

2 Ebitda calculated base on the new methodology adopted by the Company in September, 2015.

Table 25 – Balance Sheet

A	B	C
(COP$ Billion)	June 30, 2016	March 31, 2016
Current Assets	1,628	2,267
Non Current Assets	12,289	12,189
Total Assets	13,917	14,456
Current Liabilities	884	2,160
Non-urrent Liabilities	887	833
Total Liabilities	1,771	2,993
Equity	12,146	11,463
Total liabilities and equity	13,917	14,456

Biofuels

1.	Ecodiesel

Table 26 – Sales Volume

A	B	C	D	E
Local Sales Volume (mboed)	2Q 2016	2Q 2015	1H 2016	1H 2015
Biodiesel	2.2	2.4	2.2	2.3
Glycerin	0.2	0.2	0.2	0.2
Total	2.4	2.6	2.4	2.5

Table 27 – Income Statement*

A	B	C	D	E
COP$ Billion	2Q 2016	2Q 2015	Jan-May 2016	Jan-May 2015
Local Sales	97	90	165	148
Export Sales	0	0	0	0
Total Sales	97	90	165	148
Variable Costs	84	79	141	130
Fixed Costs	0	0	0	0
Cost of Sales	84	79	141	130
Gross Profits	13	11	24	19
Operating Expenses	4	4	7	6
Operating Income	9	7	17	13
Financial Income/Loss	(0)	(1)	(0)	(1)
Share of profit of companies	0	0	0	0
Income before income tax	9	7	16	12
Income Tax	(1)	(1)	(2)	(3)
Net Income	8	5	14	9

EBITDA[1]	11	9	19	16
EBITDA Margin	11%	10%	12%	11%

* The figures cover the period from 1 March and 31 May for each of the years

1 Ebitda calculated base on the new methodology adopted by the Company in September, 2015.

Table 28 – Balance Sheet

A	B	C
(COP$ Billion)	May 31, 2016	February 29, 2016
Current Assets	65	73
Non Current Assets	68	68
Total Assets	133	141
Current Liabilities	53	48
Non-urrent Liabilities	11	12
Total Liabilities	64	60
Equity	69	81
Total liabilities and equity	133	141

VII.	Corporate Group´s Financial Indebtedness

Table 29 – Long Term Indebtedness by Entity*

Company	Denominated in U.S. Dollars	Denominated in Colombian Pesos **	Total
Ecopetrol	11.901	1.588	13.489
Reficar	2.915	0	2.915
Bicentario	0	561	561
ODL	0	323	323
Bioenergy	0	165	165
Ocensa	500	0	500
Total	15.316	2.637	17.953

*Nominal value of debt as of June 30, 2016, excluding accrued interests.

**Figures expressed in thousands of U.S. dollars converted using the Representative Market Exchange Rate as of June 30, 2016.